SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Alliance Capital Management Holding L.P.
                    ----------------------------------------
                                (Name of Issuer)

             Units Representing Assignments of Beneficial Ownership
                        of Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01855A101
                             ----------------------
                                 (CUSIP Number)

                                 Jean Margo Reid
                                    SCB Inc.
             In care of Bernstein Investment Research and Management
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 486-5800

                                 With copies to:
                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
              13d-1(f), or 13d-1(g), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 15 Pages)

                        Exhibit Index Appears on Page 15

CUSIP No.  01855A101                  13D                     Page 2 of 15 Pages


--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SCB Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        40,800,000*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
PERSON WITH                        40,800,000*
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,800,000*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                             [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------

CUSIP No.  01855A101                  13D                     Page 3 of 15 Pages


--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SCB Partners Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        40,800,000*
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
PERSON WITH                        40,800,000*
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,800,000*
--------------------------------------------------------------------------------

--------

*As further described in Item 4 of this Statement, SCB Partners Inc. ("Partners"), a wholly-owned subsidiary of SCB Inc. ("SCB"), directly and beneficially owns 40.8 million units of limited partnership interest of Alliance Capital Management L.P. which are exchangeable into units representing assignments of beneficial ownership of limited partnership interests in Alliance Capital Management Holding L.P. (the "Holding Units"), subject to certain conditions. The number of Holding Units subject to exchange may be adjusted as described in Item 6. Prior to such exchange, Partners is not entitled to any rights as a holder of units of limited partnership interest of Alliance Capital Management Holding L.P. as to the Holding Units into which the units of limited partnership interest of Alliance Capital Management L.P. are exchangeable. Such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6, the status of which is, at this time, not certain; accordingly, Partners and SCB disclaim any beneficial ownership of the Holding Units. If the exchange for Holding Units were completed, Partners, a wholly-owned subsidiary of SCB, would have the sole right to vote or to dispose of the Holding Units it received in such exchange.

CUSIP No.  01855A101                  13D                     Page 4 of 15 Pages


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                             [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------





--------

**As further described in Item 4 of this Statement, Partners, a wholly-owned subsidiary of SCB, directly and beneficially owns 40.8 million units of limited partnership interest of Alliance Capital Management L.P. which are exchangeable into Holding Units, subject to certain conditions. The number of Holding Units subject to exchange may be adjusted as described in Item 6. Because the exchange ratio of units of limited partnership interest of Alliance Capital Management L.P. for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding units of limited partnership interest of Alliance Capital Management L.P. also are entitled to exchange their units of Alliance Capital Management L.P. into Holding Units. Were these other holders to exchange their units at or prior to the time that Partners exchanged its units, the percentage of Holding Units to be held by Partners would be reduced.

CUSIP No.  01855A101                  13D                     Page 5 of 15 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the units representing assignments of beneficial ownership of limited partnership interests in Alliance Capital Management Holding L.P. (the "Holding Units"), a Delaware limited partnership (the "Issuer"), which has its principal executive offices at 1345 Avenue of the Americas, New York, NY 10105.

ITEM 2.  IDENTITY AND BACKGROUND.

          (A-C).
          This Statement is being filed by SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (together, the "Reporting Persons"). Partners is a wholly-owned subsidiary of SCB.

          SCB is a Delaware corporation with its principal office and principal place of business at 767 Fifth Avenue, New York, New York 10153.

          Partners is a New York corporation with its principal office and principal place of business at 767 Fifth Avenue, New York, New York 10153.

          Prior to the consummation of the Acquisition (as defined in Item 4 below), SCB Inc. was the holding company of Sanford C. Bernstein & Co., Inc., a registered broker dealer and investment adviser, and certain other subsidiaries of SCB. Currently SCB is the holding company of Partners. Partners was created in connection with the Acquisition and directly owns
     40.8 million units of limited partnership interest of Alliance Capital Management L.P., a Delaware limited partnership ("Alliance").

          The (i) name, (ii) business address and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of SCB and Partners is set forth in Appendix A attached hereto.

         (D) AND (E).
          Neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (F).
          Unless otherwise noted, all of the persons listed in Appendix A hereto are citizens of the United States of America. Mr. Fried is also a citizen of Israel.

CUSIP No.  01855A101                  13D                     Page 6 of 15 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 2, 2000, Partners acquired 40.8 million units of limited partnership interest of Alliance as part of the consideration paid in respect of consummation of the Acquisition (such Units, the "Acquired Units"). These Acquired Units are exchangeable into Holding Units, subject to certain conditions further described in Item 6.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Acquired Units was for investment and to accomplish the sale of the assets and businesses of the subsidiaries of SCB, as contemplated by the Amended and Restated Acquisition Agreement, dated as of October 2, 2000 (the "Acquisition Agreement"), among SCB, Partners, Bernstein Technologies Inc., Sanford C. Bernstein & Co., LLC, SCB LLC, Alliance, the Issuer and Alliance Capital Management LLC (such sale, the "Acquisition").

         Each of the Reporting Persons, however, expects to evaluate on an ongoing basis Alliance's and the Issuer's respective financial conditions, business, operations and prospects, the market price of the Holding Units, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may purchase additional units of limited partnership interest of the Issuer or Alliance or may sell, transfer or exchange the Acquired Units or the Holding Units into which the Acquired Units are exchangeable (in accordance with the terms of the agreements described in Item 6), from time to time (subject to any applicable limitations imposed on the sale of any of their Acquired Units, or Holding Units into which the Acquired Units are exchangeable, by the Securities Act of 1933, as amended).

         As a result of the consummation of the Acquisition, Partners directly, and SCB indirectly, own 16.6% of the outstanding units of limited partnership interest of Alliance. Were Partners to exchange its Acquired Units for Holding Units, as further described in Item 6, Partners directly, and SCB indirectly, would own 36% of the outstanding Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding units of limited partnership interest of Alliance are also entitled to exchange their units of Alliance into Holding Units. Were these other holders to exchange their units at or prior to the time that Partners exchanged its units, the percentage of Holding Units to be held by Partners would be reduced.

         Except as discussed herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners none of the persons listed in Appendix A hereto, has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B).
         As of October 2, 2000, Partners owns directly 40.8 million units of limited partnership interest of Alliance which are exchangeable into Holding Units, subject to certain conditions as further described in Item 6. Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, there were 72,565,133 Holding Units outstanding (assuming that Partners exchanged its Acquired Units

CUSIP No.  01855A101                  13D                     Page 7 of 15 Pages


for Holding Units, the outstanding Holding Units would be 113,365,133 as of October 2, 2000). As a result of the foregoing, Partners may be deemed to beneficially own 16.6% of the total number of the outstanding units of limited partnership interest of Alliance and would be deemed to beneficially own 36% of the outstanding Holding Units were Partners to exchange its Acquired Units for Holding Units. However, because the exchange ratio of Acquired Units for Holding Units is not assured until the time such exchange is consummated, it is not possible to determine with certainty at this time the number of Holding Units that Partners would be entitled to hold. Furthermore, other holders of outstanding units of limited partnership interest of Alliance are also entitled to exchange their units of Alliance into Holding Units. Were these other holders to exchange their units at or prior to the time that Partners exchanged its units, the percentage of Holding Units held by Partners would be reduced.

         Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the Acquired Units. SCB does not own beneficially any units of limited partnership interest of Alliance; however, Partners is a wholly-owned subsidiary of SCB. Both Partners and SCB disclaim any beneficial ownership of Holding Units into which the 40.8 million Acquired Units are exchangeable because such exchange is only permissible upon the satisfaction of a number of conditions referred to in Item 6, the status of which is, at this time, not certain. If the exchange for Holding Units were completed, Partners would have the sole right to vote or to dispose of the Holding Units it received in such exchange, and SCB would not beneficially own any Holding Units.

         Except as set forth herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any units of limited partnership interest of Alliance or any Holding Units.

         (C).
         Except as set forth herein, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

         (D).
         No person other than Partners, a wholly-owned subsidiary of SCB, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Units beneficially owned by Partners. Neither Partners nor SCB has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Holding Units into which the Acquired Units are exchangeable.

         (E).
         Not applicable.

CUSIP No.  01855A101                  13D                     Page 8 of 15 Pages


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Acquisition, SCB and Partners entered into the following agreements with respect to securities of the Issuer, each of which is described in greater detail below: (1) the Acquisition Agreement, (2) a Registration Rights Agreement, dated as of October 2, 2000 (the "Registration Rights Agreement"), among Holding, SCB and Partners, (3) a Purchase Agreement, dated as of June 20, 2000 (the "Put Agreement"), among AXA Financial, Inc. ("AXA Financial"), the Issuer and SCB, and (4) a letter agreement, dated as of June 20, 2000 (the "Letter Agreement") between AXA Financial and SCB. Except for the matters described herein and in Item 4, SCB and Partners, and to the best knowledge of each of SCB and Partners, the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

         The Acquisition Agreement
         -------------------------

         Pursuant to the Acquisition Agreement, SCB and its subsidiaries, including Partners, have the right to receive one Holding Unit in exchange for each Acquired Unit (or such other rate of exchange of Holding Units for units of limited partnership interest of Alliance as is applicable to all holders of units of limited partnership interest of Alliance), subject to certain conditions. These conditions include, but are not limited to, (i) the Holding Units must be exempt from registration pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Holding must have received any necessary representations, opinions or other documentation in connection with such issuance; (ii) the issuance of the Holding Units must be permissible under the terms of the Amended and Restated Agreement of Limited Partnership of Alliance Holding dated as of October 29, 1999 (the "Alliance Holding Limited Partnership Agreement"); (iii) The Equitable Life Assurance Society of the United States ("Equitable") must consent to the transfer of the Acquired Units to Holding (which AXA Financial, Equitable's indirect parent, has agreed to cause Equitable to do); and (iv) SCB must provide an outside legal opinion, reasonably satisfactory to Alliance, stating that the exchange of Acquired Units for Holding Units constitutes a "block transfer" under applicable United States Treasury regulations.

         The Acquisition Agreement also restricts how and when SCB and its subsidiaries can transfer or dispose of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged). Unless otherwise permitted, SCB has agreed not to, directly or indirectly, offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged), or any interest therein, any security convertible, exchangeable or exercisable for or repayable with any of the Acquired Units or any security or other interest in any person owning any of such units. SCB also has agreed that neither it nor any of its affiliates will enter into any swap, hedging transaction or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (other than any permitted sale, assignment or pledge) of the Acquired Units.

         Notwithstanding the foregoing restrictions on transfer, SCB has the right to sell or assign up to 2.8 million of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged) at any time after October 2, 2000 and, beginning on the October 2, 2002, up to an additional twenty percent of the Acquired Units per year. However, these transfers are permissible only if they (i) do not violate

CUSIP No.  01855A101                  13D                     Page 9 of 15 Pages


Alliance's and the Issuer's internal written policies generally applicable to senior officers restricting sales of their respective units of limited partnership interest, (ii) qualify as a "block transfer" under applicable United States Treasury regulations and (iii) comply with all applicable provisions, conditions and requirements of the Alliance Capital Limited Partnership Agreement, dated as of October 29, 1999 (the "Alliance Capital Limited Partnership Agreement"), the Alliance Holding Limited Partnership Agreement (or other governing document) and the Acquisition Agreement. To the extent SCB does not transfer the maximum twenty percent of the Acquired Units (or Holding Units as the case may be) in any one year, SCB has the right to carry forward any balance to subsequent years; however, transfers made pursuant to SCB's right to exchange Acquired Units for Holding Units in accordance with the Acquisition Agreement are not applied toward the twenty percent limitation.

         The Put Agreement
         -----------------

         Under the terms of the Put Agreement, Alliance and AXA Financial have agreed to provide SCB and its subsidiaries liquidity rights with respect to the Acquired Units. Beginning October 2, 2002 and ending October 2, 2010, generally SCB has the right to put up to twenty percent of the Acquired Units to AXA Financial each year (less any units of limited partnership interest of Alliance SCB may have otherwise transferred that year). The purchase price for the Acquired Units sold to AXA Financial pursuant to the Put Agreement will be the average of the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape or as otherwise quoted or reported for the ten trading days ending on the fifth trading day following the date SCB notifies AXA Financial and Alliance that it will exercise its put rights. The terms of the Put Agreement also include, but are not limited to, the following: (i) SCB may exercise its put rights once per year; (ii) SCB may not deliver an exercise notice regarding its put rights until at least nine months after it delivers its immediately preceding exercise notice; (iii) the sale contemplated by an exercise notice must qualify as a "block transfer" under applicable United States Treasury regulations; and (iv) SCB may exercise its put rights only at times permitted by, and otherwise in compliance with, the Issuer's and Alliance's then applicable internal written policies generally applicable to senior officers restricting sales of their respective units of limited partnership interest.

         Under the terms of the Put Agreement, AXA Financial has the right to defer SCB's rights thereunder in certain specified circumstances for up to 120 days. In addition, in the event SCB chooses to transfer Acquired Units to a third party, AXA Financial has a right of first refusal, subject to specified conditions, to purchase such Acquired Units.

         To the extent that SCB elects to use its right to put Acquired Units to AXA Financial, it forgoes its right to exchange such Acquired Units into Holding Units.

         The Registration Rights Agreement
         ---------------------------------

         Pursuant to the Registration Rights Agreement, SCB is entitled, subject to certain exceptions and limitations stated therein, to demand that the Issuer register under the Securities Act, Holding Units acquired or to be acquired in exchange for the Acquired Units. These rights commence October 2, 2002 and end October 2, 2010 and generally provide SCB with one demand registration statement each consecutive 365 day period commencing October 2, 2002 and 60 days during each such period, including not less than one period of 30 consecutive days, when SCB will be permitted to offer or sell Holding

CUSIP No.  01855A101                  13D                    Page 10 of 15 Pages


Units pursuant to such effective registration statement. The Registration Rights Agreement also provides SCB with certain piggyback registration rights and contains provisions regarding cutbacks, blackout periods, indemnification and other terms traditionally addressed in such agreements.

         Letter Agreement
         ----------------

         Pursuant to the Letter Agreement, AXA Financial has agreed to cause Messrs. Lewis A. Sanders and Roger Hertog to be elected to the board of directors of Alliance Capital Management Corporation, the general partner of each of the Issuer and Alliance. The Letter Agreement provides that Messrs. Sanders and Hertog will each serve in this capacity for a term or successive terms ending not earlier than October 2, 2003; provided, however, that Mr. Sanders and/or Mr. Hertog may be removed if his employment with Alliance is terminated. In the event that either or both Mr. Sanders and Mr. Hertog are removed from the board of Alliance Capital Management Corporation prior to October 2, 2003, then AXA Financial shall select a replacement from a list of names of persons previously agreed to by AXA Financial and SCB.

         The foregoing descriptions of the Acquisition Agreement, the Put Agreement, the Registration Rights Agreement and the Letter Agreement are subject to, and qualified in their entirety by reference to, the full text of such agreements, copies of which are filed as exhibits hereto and incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1   -    Amended and Restated Acquisition Agreement, dated
                               as of October 2, 2000, among Alliance Capital
                               Management L.P., Alliance Capital Management
                               Holding L.P., Alliance Capital Management LLC,
                               SCB Inc. (f.k.a. Sanford C. Bernstein Inc.),
                               Bernstein Technologies Inc., SCB Partners Inc.,
                               Sanford C. Bernstein & Co., LLC and SCB LLC
                               (incorporated by reference to Exhibit 1 of the Schedule 13D filed by SCB Inc. and SCB Partners
                               Inc. on October 12, 2000).

              Exhibit 2   -    Registration Rights Agreement, dated as of
                               October 2, 2000, by and among Alliance Capital
                               Management Holding L.P., SCB Inc. (f.k.a. Sanford
                               C. Bernstein Inc.) and SCB Partners Inc.
                               (incorporated by reference to Exhibit 2 of the Schedule 13D filed by SCB Inc. and SCB Partners
                               Inc. on October 12, 2000).

              Exhibit 3   -    Purchase Agreement, dated as of June 20, 2000, by
                               and among Alliance Capital Management L.P., AXA
                               Financial, Inc. and SCB Inc. (f.k.a. Sanford C.
                               Bernstein Inc.) (incorporated by reference to
                               Exhibit 22 of the Schedule 13D (Amendment No. 8) filed by Alliance Capital Management Holding L.P.
                               on June 30, 2000).

CUSIP No.  01855A101                 13D                     Page 11 of 15 Pages


              Exhibit 4   -    Letter Agreement, dated as of June 20, 2000,
                               between SCB Inc. (f.k.a. Sanford C. Bernstein
                               Inc.) and AXA Financial, Inc. (incorporated by reference to Exhibit 23 of the Schedule 13D
                               (Amendment No. 8) filed by Alliance Capital
                               Management Holding L.P. on June 30, 2000).

              Exhibit 5   -    Agreement of Joint Filing, dated as of October
                               12, 2000, between SCB Inc. and SCB Partners Inc.

CUSIP No.  01855A101                  13D                    Page 12 of 15 Pages


                                   APPENDIX A
                                 TO SCHEDULE 13D


         Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (each, a "Corporation"). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 767 Fifth Avenue, New York, New York 10153.

       Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*

                                                                       Principal Occupation/
       Name                    Position at the Corporations                  Employment
       ----                    ----------------------------                  ----------

Lewis A. Sanders             Chairman; Chief Executive Officer      Director; Vice Chairman, Chief
                                                                    Investment Officer**

Roger Hertog                 Director; President and Chief          Vice Chairman**
                             Operating Officer

Andrew S. Adelson            Director; Senior Vice President        Executive Vice President; Chief
                                                                    Investment Officer, International
                                                                    Value Equities**

Kevin R. Brine               Director; Senior Vice President        Head of Non-U.S. Asset
                                                                    Management Services**

Charles C. Cahn, Jr.         Director; Senior Vice President        Coordinator of Merger
                                                                    Integration**

Marilyn Goldstein Fedak      Director; Senior Vice President        Executive Vice President; Chief
                                                                    Investment Officer, U.S. Value
                                                                    Equities**

Arthur W. Fried              Director                               Executor, Estate of Zalman C.
                                                                    Bernstein

----------

*The listed individuals hold identical positions for both SCB and Partners.

**Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of Alliance and Holdings; employment and other positions are with Alliance; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.


CUSIP No.  01855A101                  13D                    Page 13 of 15 Pages


Michael L. Goldstein         Director; Senior Vice President        Executive Vice President; Chief
                                                                    Investment Strategist, Institutional
                                                                    Services**

Thomas S. Hexner             Director; Senior Vice President        Head of Private Client
                                                                    Services**

Gerald M. Lieberman          Director; Senior Vice President;       Executive Vice President, Finance
                             Treasurer                              and Operations**

Marc O. Mayer                Director; Senior Vice President        Chief Executive Officer of
                                                                    Sanford C. Bernstein & Co. LLC

Jean Margo Reid              Director; Senior Vice President;       Counsel**
                             Secretary

Francis H. Trainer, Jr.      Director; Senior Vice President        Chief Investment Office, Fixed
                                                                    Income-Bernstein Investment
                                                                    Management Research Unit**

CUSIP No.  01855A101                  13D                    Page 14 of 15 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:  October 12, 2000

                                            SCB INC.



                                             By: /s/ Jean Margo Reid
                                                --------------------------------
                                                Name:  Jean Margo Reid
                                                Title: Senior Vice President
                                                       and Secretary



                                            SCB PARTNERS INC.



                                             By: /s/ Jean Margo Reid
                                                --------------------------------
                                                Name:  Jean Margo Reid
                                                Title: Senior Vice President
                                                       and Secretary

CUSIP No.  01855A101                  13D                    Page 15 of 15 Pages


                                  EXHIBIT INDEX


Exhibit Number          Description
--------------          -----------

1 Amended and Restated Acquisition Agreement, dated as of October 2, 2000, among Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management LLC, SCB Inc. (f.k.a. Sanford C. Bernstein Inc.), Bernstein Technologies Inc., SCB Partners Inc., Sanford C. Bernstein & Co., LLC and SCB LLC (incorporated by reference to Exhibit 1 of the Schedule 13D filed by SCB Inc. and SCB Partners Inc. on October 12, 2000).

2 Registration Rights Agreement, dated as of October 2, 2000, by and among Alliance Capital Management Holding L.P., SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) and SCB Partners Inc. (incorporated by reference to Exhibit 1 of the Schedule 13D filed by SCB Inc. and SCB Partners Inc. on October 12, 2000).

3 Purchase Agreement, dated as of June 20, 2000, by and among Alliance Capital Management L.P., AXA Financial, Inc. and SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) (incorporated by reference to Exhibit 22 of the Schedule 13D (Amendment No. 8) filed by Alliance Capital Management Holding L.P., on June 30, 2000).

4 Letter Agreement, dated as of June 20, 2000, between SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) and AXA Financial, Inc. (incorporated by reference to Exhibit 23 of the Schedule 13D (Amendment No. 8) filed by Alliance Capital Management Holding L.P. on June 30, 2000).

5 Agreement of Joint Filing, dated as of October 12, 2000, between SCB Inc. and SCB Partners Inc.